Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended September 30			Nine months ended September 30
	2004		2003	2004		2003
Earnings:

Income (loss) before income taxes	$(38)		$47	$(436)		$(152)
Income from less than 50% owned investees	(3)		(1)	(5)		(15)
Rent expense representative of interest (1)	62		62	187		188
Interest expense net of capitalized interest	125		111	367		324
Interest of mandatorily redeemable preferred security holder	—		7	—		19
Amortization of debt discount and expense	8		6	23		17
Amortization of interest capitalized	2		3	6		8

Adjusted earnings (loss)	$156		$235	$142		$389

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$62		$62	$187		$188
Interest expense net of capitalized interest	125		111	367		324
Interest of mandatorily redeemable preferred security holder	—		7	—		19
Preferred stock requirements	8		5	22		5
Amortization of debt discount and expense	8		6	23		17
Capitalized interest	2		2	6		7

Fixed charges and preferred stock requirements	$205		$193	$605		$560

Ratio of earnings to fixed charges and preferred stock requirements	—	(2)	1.22	—	(2)	—	(3)

(1)         Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)         Earnings were inadequate to cover fixed charges by $49 million and $463 million for the three and nine months ended September 30, 2004, respectively.

(3)   Earnings were inadequate to cover fixed charges by $171 million for the nine months ended September 30, 2003.